Exhibit 10.4

EXHIBIT G

Exit Facility Term Sheet

Summary of Terms and Conditions

Capitalized terms used but not defined in this Exhibit G (the “Term Sheet”) shall have the meanings set forth in the Senior Secured Super-Priority Debtor-In-Possession Credit Agreement (the “DIP Credit Agreement”) to which this Exhibit G is attached and in the other Exhibits attached hereto. In the case of any such capitalized term that is subject to multiple and differing definitions, the appropriate meaning thereof in this Exhibit G shall be determined by reference to the context in which it is used.

Exit Facility Term Sheet

Borrowers:	Reorganized Tailored Brands, Inc., a Texas corporation (“Parent”), The Men’s Wearhouse, Inc., a Texas corporation (the “Company” or the “Borrower Representative”) and certain of its domestic subsidiaries to be mutually agreed (the “Borrowers”) and Moores The Suit People Corp., a Nova Scotia unlimited company (the “Canadian Borrower”).

Administrative Agent and Collateral Agent:	JPMorgan Chase Bank, N.A. (in its capacity as administrative agent, the “Administrative Agent”, and in its capacity as collateral agent, the “Collateral Agent”). JPMorgan Chase Bank, N.A., Toronto Branch, as Canadian Administrative Agent (and together with the Administrative Agent, the “Agents”).

Sole Lead Arranger and Bookrunner:	JPMorgan Chase Bank, N.A. (the “Lead Arranger”).

Lenders:	JPMorgan Chase Bank, N.A., JPMorgan Chase Bank, N.A., Toronto Branch and a syndicate of financial institutions arranged by the Lead Arranger and reasonably acceptable to the Company (other than any Disqualified Lender) who become Lenders providing Exit Revolving Loans (as defined below) (collectively, the “Lenders”).

Swingline Lender:	JPMorgan Chase Bank, N.A., as the swing line lender (in such capacity, the “Swing Line Lender”).

Issuing Bank:	JPMorgan Chase Bank, N.A. and such other Lender as may be designated by the Company and agreed to by such Lender, as the issuing bank (in such capacity, the “Issuing Bank”).

Exit Revolving Facility:	A $430,000,000 senior secured revolving credit facility available from time to time from the Conversion Date until March 31, 2021; such available amount being reduced to $400,000,000 on April 1, 2021 and through the Maturity Date (as defined below) (as the same may be increased or decreased in accordance with the terms therein, the “Exit Revolving Facility”, the commitments thereunder, the “Exit Revolving Commitments” and the loans thereunder, the “Exit Revolving Loans”), which shall include a $75,000,000 sublimit for the issuance of standby and documentary letters of credit (each, a “Letter of Credit”) and a $40,000,000 sublimit for swing line loans (each, a “Swing Line Loan”). Letters of Credit will be issued by the Issuing Bank and Swing Line Loans will be made available by the Swing Line Lender, and each of the Lenders under the Exit Revolving Facility will purchase an irrevocable and unconditional participation in each Letter of Credit and each Swing Line Loan. Such Letters of Credit may be denominated in US Dollars, Canadian Dollars or any LC Alternative Currency (as defined in the Pre-Petition ABL Credit Agreement).

Definitive Documentation:	The definitive documentation for the Exit Revolving Facility (the “Definitive Documentation”) shall, except as otherwise set forth herein, be based on and substantially consistent with the Credit Agreement, dated as of June 18, 2014 (as amended by that certain Joinder Agreement, dated as of June 18, 2014, that certain Amendment No. 1, dated as of July 28, 2014, that certain Joinder Agreement, dated as of January 31, 2016, that certain Joinder Agreement, dated as of June 30, 2016, that certain Amendment No. 2, dated as of October 25, 2017, and that certain Amendment No. 3, dated as of April 30, 2019), by and among Parent, the Company, certain U.S. subsidiaries of Parent party thereto, Moores The Suit People Corp., a Nova Scotia unlimited company, JPMorgan Chase Bank, N.A., as the administrative agent and the collateral agent, and certain lenders party thereto from time to time (the “Pre-Petition ABL Credit Agreement”), (i) as modified by the terms set forth herein and the transactions contemplated by the RSA, (ii) subject to modifications to reflect changes in law or accounting standards since the date of such precedent and administrative agency, collateral agency and operational requirements of the Administrative Agent and Collateral Agent (including, without limitation, to incorporate provisions relating to LIBOR successor language, bail-in provisions and QFC stay rules) and (iii) with such other terms and conditions as may be reasonably agreed between the Borrowers, the Administrative Agent and the Lenders. The Definitive Documentation shall be negotiated in good faith within a reasonable time period to be determined based on the expected date of the Court’s entry of the Confirmation Order. This paragraph, collectively, is referred to herein as the “Documentation Principles”.

Purpose:	The proceeds of the Exit Revolving Facility will be used by the Borrowers (a) on the Conversion Date, together with the proceeds of borrowings under any other long term Indebtedness for borrowed money that is incurred in connection with the Acceptable Plan, and cash on hand, (i) to pay the consideration for the reorganization that is consummated in accordance with the Acceptable Plan (the “Reorganization”), (ii) for the refinancing of any Pre-Petition Indebtedness (including the Indebtedness outstanding (if any) under the Pre-Petition ABL Credit Agreement) and the replacement of the Indebtedness outstanding under the DIP Credit Agreement pursuant to the conversion described in Section 2.23 of the DIP Credit Agreement, (iii) for the payment of any close-out fees in connection with the termination of hedging obligations, if any, of the Borrower and its subsidiaries (including accrued and unpaid interest and applicable premiums), to consummate the Reorganization and other transactions contemplated by the Acceptable Plan (collectively, the “Transactions”) and (iv) to pay fees, costs and expenses related to the Transactions and relating to the Cases (including professional fees) and for other general corporate purposes and (b) on and after the Conversion Date, to finance the working capital needs and other general corporate purposes of the Borrower Representative and its subsidiaries (including for capital expenditures, acquisitions, working capital and/or purchase price adjustments, the payment of transaction fees and expenses (in each case, including in connection with the Reorganization), other investments, restricted payments and any other purpose not prohibited by the Definitive Documentation).

Incremental Facility:	In an amount not to exceed $50,000,000 in the aggregate, and otherwise substantially similar to the Pre-Petition ABL Credit Agreement, subject to the Documentation Principles.

Maturity Date:	The earlier of (i) 4 years after the Petition Date and (ii) the date that is 91 days prior to the final scheduled maturity of any Indebtedness outstanding under the Exit Facility Agreement (as defined in the Term Credit Agreement).

Availability:

Exit Revolving Loans and Letters of Credit (subject to the Letter of Credit sublimit set forth above) under the Exit Revolving Facility may be made to the Borrowers on a revolving basis up to the lesser of (i) Exit Revolving Commitments and (ii) the Borrowing Base then in effect (the lesser of (i) and (ii) being hereinafter referred to as the “Line Cap”).

The “Borrowing Base” shall be equal to the sum, at the time of calculation of (a) 90% of the face amount of eligible credit card account receivables of the Loan Parties; plus (b) 85% of the face amount of eligible accounts receivables; plus (c) the lesser of (i) 90% of the appraised net orderly liquidation value of eligible inventory and (ii) the net book value of eligible inventory (provided that in no event shall the amount included in the Borrowing Base pursuant to this clause (c) attributable to uncut fabric bolsters exceed $10,000,000 at any time); plus (d) the lesser of (i) 85% of the appraised net orderly liquidation value of eligible rental inventory and (ii) the net book value of eligible rental inventory (provided that in no event shall the amount included in the Borrowing Base pursuant to this clause (d) exceed 20% of the total Borrowing Base) minus (e) customary reserves imposed by the Administrative Agent in its Permitted Discretion, minus (f) the Availability Block (as defined below).

The Administrative Agent may, in its Permitted Discretion upon prior notice (other than during a Dominion Period in which case notice shall not be required) to the Borrower Representative, reduce the advance rates set forth above, adjust Reserves or reduce one or more of the other elements used in computing the Borrowing Base.

The amount of any reserve established by the Administrative Agent shall have a reasonable relationship to the event, condition or other matter which is the basis for such reserve. Reserves will include, without limitation, specific items arising from field exams/appraisals/audits. Notwithstanding anything herein to the contrary, Administrative Agent shall not establish duplicate reserves to the address the same event, condition or matter otherwise addressed within the applicable eligibility definitions and shall not duplicate other reserves then established.

Eligible credit card accounts receivables, eligible account receivables, eligible inventory and eligible rental inventory shall be defined in a manner generally consistent with the Documentation Principles, with such changes, if any, as may be mutually agreed.

“Permitted Discretion” means a determination of the Administrative Agent made in good faith and in the exercise of reasonable (from the perspective of a secured asset-based lender) business judgment.

Notwithstanding the foregoing, to the extent the Administrative Agent has not received an Inventory appraisal for the Borrowers that is reasonably satisfactory to the Administrative Agent by December 31, 2020, the Administrative Agent shall impose an availability block equal to not greater than 10% of the Line Cap (the “Availability Block”) until such time as such Inventory appraisal (that is reasonably satisfactory to the Administrative Agent) has been completed; provided that if such Inventory appraisal (that is reasonably satisfactory to the Administrative Agent) has not been completed by March 31, 2021, an Event of Default shall be deemed to have occurred and be continuing as a result thereof.

Amortization:	None.

Voluntary Prepayments and Commitment Reductions:	Voluntary prepayments of borrowings and voluntary reductions of the unutilized portion of the commitments under the Exit Revolving Facility will be permitted at any time, in minimum principal amounts to be mutually agreed upon between the Borrowers and the Administrative Agent consistent with the Documentation Principles, without premium or penalty, subject to reimbursement of the Lenders’ redeployment costs (other than lost profits) in the case of a prepayment of Eurodollar Borrowings prior to the last day of the relevant interest period.

Mandatory Prepayments:	Substantially similar to the Pre-Petition ABL Credit Agreement, subject to the Documentation Principles.

Interest Rates and Fees:	The Exit Revolving Facility shall bear interest and accrue fees at the rates set forth on Annex I hereto.

Guarantees:	All obligations of the Borrowers under the definitive credit agreement for the Exit Revolving Facility (the “Exit Credit Agreement”) and the related guarantee and collateral agreement, mortgage agreements (if any) and other collateral documents (together with the Exit Credit Agreement, the “Loan Documents”) (collectively, the “Borrowers Obligations”) will be unconditionally guaranteed jointly and severally on a senior basis (the “Guarantees”) by each existing and subsequently acquired or organized direct or indirect domestic subsidiary of the Parent and the direct or indirect Canadian subsidiaries of the Canadian Borrower (other than customary excluded subsidiaries as set forth in the Pre-Petition ABL Credit Agreement) (the “Subsidiary Guarantors”, together with the Borrowers and the Canadian Borrower, the “Loan Parties”).

Security:

Subject to the intercreditor agreement described below under “Intercreditor Agreement” and other customary limitations and exclusions to be mutually agreed, the Borrowers’ Obligations and the Guarantees (collectively the “Secured Obligations”) will be secured on a first priority basis by substantially all assets of the Loan Parties (collectively, the “Collateral”).

All of the foregoing described in this section and the “Guarantees” section above, the “Collateral and Guarantee Requirement”.

Conditions Precedent to the Conversion Date:

The availability of the Exit Revolving Facility on the Conversion Date and any extension of credit thereunder will be subject solely to satisfaction (or waiver) of the following conditions:

•     execution and delivery by the Loan Parties of the Definitive Documentation to be delivered at closing;

•    delivery of promissory notes to the Lenders on the Conversion Date, if requested at least two (2) Business Days before the Conversion Date;

•     delivery of board resolutions and organizational documents of the Loan Parties;

•     delivery of incumbency/specimen signature certificate of the Loan Parties;

•     delivery of customary legal opinions by counsel to the Borrowers;

•     there shall not have occurred since the Petition Date any event or condition that has had or would be reasonably expected, either individually or in the aggregate, to have a Material Adverse Effect (for purposes of this condition, defined in a manner substantially similar to the Pre-Petition ABL Credit Agreement) but including a carve-out to be agreed with respect to the impacts of the cases and COVID-19 in determining whether a “Material Adverse Effect” has occurred or exists under clause (a) thereof;

•    the Agents shall have received a certificate (in substantially the same form as the corresponding certificate delivered in connection with the Pre-Petition ABL Credit Agreement) of the chief financial officer (or financial officer in a similar role) of the Company, stating that it and its subsidiaries, taken as a whole, as of the Conversion Date, are solvent, in each case, after giving effect to the consummation of the Acceptable Plan;

•     all fees due and payable to the Agents, Collateral Agent and Lenders shall have been paid (or shall have been caused to be paid), and all expenses to be paid or reimbursed to the Agents, Collateral Agent and Lenders that have been invoiced at least three (3) Business Days prior to the Conversion Date shall have been paid (or shall have been caused to be paid);

•     the Loan Parties shall have provided the documentation and other information to the Lenders that are required by regulatory authorities under applicable “know-your-customer” rules and regulations, including the Patriot Act, at least three (3) Business Days prior to the Conversion Date (or such later date agreed to by the Administrative Agent) to the extent requested ten (10) days prior to the Conversion Date;

•     the Court shall have entered (A) the Confirmation Order and (B) one or more orders authorizing and approving the extensions of credit in respect of the Exit Credit Agreement, each in the amounts and on the terms set forth herein, and all transactions contemplated by the Exit Credit Agreement, and, in each case, such orders shall be in full force and effect and shall not have been stayed, reversed, vacated or otherwise modified;

•     the Collateral and Guarantee Requirement (excluding certain customary post-closing items to be mutually agreed) shall have been satisfied or waived and a satisfactory Intercreditor Agreement with respect to the take back debt shall have been executed and delivered and be in full force and effect;

•     the effective date under the Acceptable Plan shall have occurred, or shall occur contemporaneously with the effectiveness of the Exit Revolving Facility and all conditions precedent thereto as set forth therein shall have been satisfied or waived, including, without limitation, the satisfaction in full of the Indebtedness under the Pre-Petition ABL Credit Agreement and the DIP Credit Agreement;

•     the accuracy of representations and warranties in all material respects (without duplication of any materiality qualifier) on the Conversion Date (except to the extent any such representation or warranty is stated to relate solely to an earlier date, in which case such representation or warranty shall be true and correct in all material respects (without duplication of any materiality qualifier) as of such earlier date);

•     the absence of the existence of any default or event of default under the Loan Documents on the Conversion Date;

•     the receipt by the Agents and the Lenders of an updated business plan in form reasonably consistent with the business plan received prior to the filing of the Chapter 11 cases;

•     the Loan Parties shall have delivered a borrowing base certificate dated as of the Conversion Date calculated with respect to the month ending at least 15 days prior to the Conversion Date, reflecting Availability as of the Conversion Date of not less than 25% of the Line Cap (after giving effect to all payments required to be made in connection with the Conversion Date, the release of any Restricted Cash (and corresponding pay down of amounts outstanding under the DIP ABL Facility) on or prior to the Conversion Date, and the release of reserves which are no longer applicable after such payments); and

•     the aggregate amount of Indebtedness of the Company and its Restricted Subsidiaries (excluding the obligations under the Exit Revolving Facility and obligations outstanding on the Petition Date or permitted under the DIP Credit Agreement and permitted to remain outstanding pursuant to the RSA) shall not exceed $425,000,000 on a pro forma basis after giving to the Transactions on the Conversion Date.

Conditions to All Borrowings:

The conditions to all borrowings will be limited to:

(1) prior written notice of borrowing,

(2) the accuracy in all material respects (or in respect of representations and warranties qualified as to materiality, Material Adverse Effect or similar language, in all respects) of representations and warranties,

(3) the absence of any default or Event of Default,

(4) the absence of any overadvance as a result of such borrowing, and

(5) after giving pro forma effect to any borrowing and any use of proceeds thereof, the aggregate amount of unrestricted cash and cash equivalents of the Borrowers and Guarantors (exclusive of any (i) cash contained in any escrow accounts, payroll accounts, tax withholding accounts, trust or fiduciary accounts held exclusively for the benefit of third persons or employee wage and benefit accounts and (ii) other amounts permitted to be paid by the Company or its Restricted Subsidiaries in accordance with the Definitive Documentation for which the Company or its Restricted Subsidiaries has issued checks or has initiated wires or ACH transfers (but which amounts have not, as of such time, been subtracted from the balance in the relevant account of the Company or its Restricted Subsidiary as of such date of determination)) shall not exceed $50,000,000.

Representations and Warranties:	Substantially similar to the Pre-Petition ABL Credit Agreement, subject to the Documentation Principles.

Affirmative Covenants:

Substantially similar to the Pre-Petition ABL Credit Agreement, subject to the Documentation Principles; provided that the following modifications will be made:

1. The definition of “Enhanced Reporting Period” shall be amended and restated in its entirety as follows:

““Enhanced Reporting Period” means any period (a) commencing at any time when Availability shall be less than the greater of (i) 20% of the Line Cap and (ii) $80,000,000 and (b) ending when Availability shall have been greater than the greater of (i) 20% of the Line Cap then in effect and (ii) $80,000,000 for a period of 30 consecutive days.”

2. The definition of “Payment Conditions” shall be amended and restated in its entirety as follows:

“Payment Conditions” means, at the time of determination with respect to a specified transaction or payment, that (a) no Default or Event Default then exists or would arise as a result of the entering into of such transaction or the making of such payment, and (b) on a Pro Forma Basis after giving effect to such transaction or payment and any incurrence or repayment of Indebtedness in connection therewith, both (I) Availability on such date and for each of the 90 days preceding such transaction or payment is equal to or greater than the greater of (x) $80,000,000 and (y) 20% of the Line Cap and (II) the Fixed Charge Coverage Ratio for the most recently ended four fiscal quarter period for which financial statements have been delivered to the Administrative Agent pursuant to Section 5.01(a) or (b) is at least 1.1 to 1.0; provided that, in each case, Parent shall have delivered to the Administrative Agent a reasonably detailed calculation of such Availability and, if applicable, the Fixed Charge Coverage Ratio. In connection with any transaction, event, or payment subject to Payment Conditions, the Lead Borrower shall have delivered a customary officer’s certificate to the Administrative Agent certifying as to compliance with the requirements of clauses (a) and (b), together with reasonably detailed supporting calculations therefor.

3. The definition of “Reduced Availability Period” shall be amended and restated in its entirety as follows:

““Reduced Availability Period” means any period (a) commencing at any time when Availability shall be less than the greater of (i) 12.5% of the Line Cap and (ii) $40,000,000 and (b) ending when Availability shall have been greater than the greater of (i) 12.5% of the Line Cap then in effect and (ii) $40,000,000 for a period of 30 consecutive days.”

4. The definition of “Weekly Reporting Period” shall be amended and restated in its entirety as follows:

““Weekly Reporting Period” means any period (a) commencing at any time when Availability shall be less than the greater of (i) 12.5% of the Line Cap then in effect and (ii) $40,000,000 and (b) ending when Availability shall have been greater than the greater of (i) 12.5% of the Line Cap then in effect and (ii) $40,000,000 for a period of 30 consecutive days.”

5. Section 5.12(a) shall be amended and restated in its entirety as follows:

“(a) at any time after Availability shall have been less than the greater of (i) 20% of the Line Cap then in effect and (ii) $60,000,000 for three (3) consecutive Business Days, the Administrative Agent may request a second appraisal in the then-current twelve-month period,”

6. Section 5.13(a) shall be amended and restated in its entirety as follows:

“(a) at any time after Availability shall have been less than the greater of (i) 20% of the Line Cap then in effect and (ii) $60,000,000 for three (3) consecutive Business Days, the Administrative Agent may elect to conduct a second field examination in the then-current twelve-month period,”

Negative Covenants:	Substantially similar to the Pre-Petition ABL Credit Agreement, subject to the Documentation Principles and subject to customary and usual exceptions, qualifications and “baskets” to be mutually agreed and set forth in the Exit Credit Agreement; provided that so long as the Payment Conditions are met the Company shall be permitted to make unlimited restricted payments, investments, junior debt payments, asset dispositions and incur debt and liens (so long as any such liens are junior in priority to those granted to the Collateral Agent with respect to the ABL Priority Collateral (as defined in the Intercreditor Agreement) subject to satisfactory intercreditor agreements acceptable to the Agents).

Financial Covenant:

1. From the Conversion Date until the date that is the first anniversary of the Conversion Date, the Loan Parties will not permit Availability at any time to be less than the greater of (i) 10% of the Line Cap and (ii) $40,000,000.

2. From and after the first anniversary of the Conversion Date, the Loan Parties will not permit the Fixed Charge Coverage Ratio for any period of four fiscal quarters ending immediately prior to the occurrence of a Covenant Period for which financial statements have been, or were required to be, delivered pursuant to Section 5.01 of the Credit Agreement, to be less than 1.00 to 1.00.

The definition of “Covenant Period” shall be amended and restated in its entirety as follows:

““Covenant Period” means any period (a) commencing on any date when Availability shall have been less than the greater of (i) 10% of the Line Cap and (ii) $40,000,000 and (b) ending on the first day thereafter when Availability shall have been at least the greater of (i) 10% of the Line Cap then in effect and (ii) $40,000,000 for at least 30 consecutive days.”

Unrestricted Subsidiaries:	Usual and customary for transactions of this type, subject to the Documentation Principles.

Events of Default:	Usual and customary for transactions of this type, subject to the Documentation Principles.

Voting:	Usual and customary for transactions of this type, subject to the Documentation Principles.

Required Lenders	Lenders having aggregate Credit Exposure and unused Exit Revolving Commitments representing more than 50% of the sum of the total Credit Exposure and unused Exit Revolving Commitments at such time.

Intercreditor Agreement:	Usual and customary for transactions of this type, subject to the Documentation Principles and based on that certain Intercreditor Agreement, dated as of June 18, 2014, among the Pre-Petition Agent, the Pre-Petition Term Agent, and the other parties thereto, except as otherwise agreed by the Administrative Agent and the Lenders.

Cost and Yield Protection:	Usual and customary for transactions of this type, subject to the Documentation Principles.

Defaulting Lenders:	Usual and customary for transactions of this type, subject to the Documentation Principles.

Assignments and Participations:	Usual and customary for transactions of this type, subject to the Documentation Principles.

Expenses and Indemnification:	Usual and customary for transactions of this type, subject to the Documentation Principles (including, but limited to, the reasonable fees and expenses of no more than one primary U.S. counsel and one primary Canadian counsel to the Lenders and the Agents, which counsel shall be Morgan Lewis & Bockius LLP and McMillan LLP, and local bankruptcy counsel).

Governing Law and Forum:	New York except as to certain collateral documents to be governed by local law.

ANNEX I to
EXHIBIT G

INTEREST RATES:

The interest rates per annum applicable to the Exit Revolving Loans denominated in Dollars will be (i) (a) the Adjusted LIBO Rate (subject to a “floor” of 0.75%), plus (b) the Applicable Rate (as hereinafter defined) (such loans herein referred to as “Eurodollar Exit Revolving Loans”) or, at the option of the Borrowers, (ii) (a) the Alternate Base Rate plus (b) the Applicable Rate (such loans herein referred to as “ABR Exit Revolving Loans”). “Applicable Rate” means a percentage per annum to be determined in accordance with the applicable pricing grid set forth below, based on average daily availability for the preceding fiscal quarter for which the calculation is being made.

The Canadian Borrower may elect that the Canadian Dollar Exit Revolving Loans comprising each borrowing bear interest at a rate per annum equal to (a) the Canadian Prime Rate (such loans herein referred to as “Canadian Prime Rate Exit Revolving Loans”) plus the Applicable Rate or (b) the CDOR Rate (such loans herein referred to as “CDOR Exit Revolving Loans”) plus the Applicable Rate.

The Borrowers may select interest periods of one, two, three or six (or twelve with applicable Lender consent) months for Eurodollar Exit Revolving Loans. The Canadian Borrower may select interest periods of one, two, three or six months for CDOR Exit Revolving Loans. Interest on Eurodollar Exit Revolving Loans and CDOR Exit Revolving Loans shall be payable at the end of the selected interest period, but no less frequently than quarterly. Interest on ABR Exit Revolving Loans and Canadian Prime Rate Exit Revolving Loans shall be payable on the first business day of each calendar month.

Each Swing Line Loan shall be denominated in Dollars or Canadian Dollars and bear interest at the Alternate Base Rate plus the Applicable Rate for ABR Exit Revolving Loans under the Exit Revolving Facility.

If any principal of or interest on any Exit Revolving Loan or any fee or other amount payable by the Borrowers is not paid when due (after giving effect to any applicable grace period), whether at stated maturity, upon acceleration or otherwise, such overdue amount shall bear interest, after as well as before judgment, at a rate per annum equal to (i) in the case of overdue principal of any Exit Revolving Loan, 2% per annum plus the rate otherwise applicable to such Exit Revolving Loan or (ii) in the case of any other amount, 2% per annum plus the rate applicable to ABR Exit Revolving Loans (or Canadian Prime Rate Exit Revolving Loans if such Exit Revolving Loan is denominated in Canadian Dollars).

“Alternate Base Rate” means, for any day, a rate per annum equal to the greatest of (a) the rate of interest publicly announced by the Administrative Agent as its prime rate in effect at its principal office in New York City (the “Prime Rate”) on such day, (b) the NYFRB Rate in effect on such day plus ½ of 1% per annum and (c) the Adjusted LIBO Rate on such day for a deposit in dollars with a maturity of one month plus 1% per annum.

“Adjusted LIBO Rate” means the London interbank offered rate as administered by the ICE Benchmark Administration (or any other Person that takes over the administration of such rate), as adjusted for statutory reserve requirements. The Loan Documents shall incorporate LIBO Rate replacement language consistent with the LIBO Rate replacement provisions proposed by the Alternative Reference Rate Committee, subject to the approval of the Borrowers and in accordance with JPMorgan Chase Bank, N.A. approved in-house requirements and regulatory guidelines.

“Canadian Prime Rate” means, on any day, the rate determined by the Administrative Agent to be the higher of (i) the rate equal to the PRIMCAN Index rate that appears on the Bloomberg screen at 10:15 a.m. Toronto time on such day (or, in the event that the PRIMCAN Index is not published by Bloomberg, any other information services that publishes such index from time to time, as selected by the Administrative Agent in its reasonable discretion) and (ii) the average rate for 30 day Canadian Dollar bankers’ acceptances that appears on the Reuters Screen CDOR Page (or, in the event such rate does not appear on such page or screen, on any successor or substitute page or screen that displays such rate, or on the appropriate page of such other information service that publishes such rate from time to time, as selected by the Administrative Agent in its reasonable discretion) at 10:15 a.m. Toronto time on such day, plus 1% per annum; provided, that if any the above rates shall be less than zero, such rate shall be deemed to be zero. Any change in the Canadian Prime Rate due to a change in the PRIMCAN Index or the CDOR Rate shall be effective from and including the effective date of such change in the PRIMCAN Index or CDOR Rate, respectively.

“CDOR Rate” means, for an interest period equal to one, two, three or six months (as selected by the Canadian Borrower), the Canadian deposit offered rate which, in turn means on any day the sum of (a) the annual rate of interest determined with reference to the arithmetic average of the discount rate quotations of all institutions listed in respect of the relevant interest period for Canadian Dollar-denominated bankers’ acceptances displayed and identified as such on the “Reuters Screen CDOR Page” as defined in the International Swaps and Derivatives Association, Inc. definitions, as modified and amended from time to time (the “CDOR Screen Rate”), as of 10:00 a.m. Toronto local time on the first day of the applicable interest period and, if such day is not a business day, then on the immediately preceding business day (as adjusted by the Administrative Agent after 10:00 a.m. Toronto local time to reflect any error in the posted rate of interest or in the posted average annual rate of interest) plus (b) 0.10% per annum; provided that (x) if the CDOR Screen Rate shall be less than 0.75%, such rate shall be deemed to be 0.75% and (y) if the CDOR Screen Rate is not available on the Reuters Screen CDOR Page on any particular day, then the Canadian deposit offered rate component of such rate on that day shall be calculated as the cost of funds quoted by the Administrative Agent to raise CAD Dollars for the applicable interest period as of 10:00 a.m. Toronto local time on such day for commercial loans or other extensions of credit to businesses of comparable credit risk; or if such day is not a business day, then as quoted by the Administrative Agent on the immediately preceding business day.

PRICING GRID:

(a)   From and after the Conversion Date until the date on which the compliance certificate is delivered in accordance with the terms of the Exit Credit Agreement for the first full fiscal quarter of the Company after the Conversion Date, the percentage per annum set forth in Level III of the pricing grid below; and

(b)   at all times after the compliance certificate is delivered in accordance with the terms of the Exit Credit Agreement for the first full fiscal quarter of the Company after the Conversion Date, the applicable percentages per annum set forth in the pricing grid below, in each case based on the average daily availability for the preceding fiscal quarter for which the calculation is being made:

Level	Average Daily Availability	Applicable Margin for Eurodollar/ CDOR Exit Revolving Loans	Applicable Margin for ABR/ Canadian Prime Rate Exit Revolving Loans
I	Greater than 66.7% of the Line Cap	2.25%	1.25%
II	Greater than or equal to 33.3% of the Line Cap but less than or equal to 66.7% of the Line Cap	2.50%	1.50%
III	Less than 33.3% of the Line Cap	2.75%	1.75%

CALCULATION OF INTEREST AND FEES:

All calculations of interest and fees shall be made on the basis of actual number of days elapsed in a 360 day year, except that interest computed by reference to the Alternate Base Rate at times when the Alternate Base Rate is based on the Prime Rate shall be computed on the basis of a year of 365 days (or 366 days in a leap year), and in each case shall be payable for the actual number of days elapsed (including the first day but excluding the last day). Changes to the pricing grid level shall be based on average daily availability for the preceding fiscal quarter for which the calculation is being made.

UNUSED LINE FEE:

Commencing on the Conversion Date, an unused line fee (the “Unused Line Fee”) shall be payable on the average daily unused portions of the commitments under the Exit Revolving Facility at a rate equal to 0.30% per annum.

The Unused Line Fee shall be payable in arrears on the first Business Day of each January, April, July and October, commencing on the first such date to occur after the Conversion Date, and on the date on which the Exit Revolving Commitments terminate.

LETTER OF CREDIT FEES:

Letter of Credit fees shall be payable on the maximum amount available to be drawn under each outstanding Letter of Credit at a rate per annum equal to the Applicable Margin for Eurodollar Exit Revolving Loans.

In addition, a fronting fee shall be payable at a rate per annum equal to an amount equal to 0.125%. Participation fees and fronting fees accrued through and including the last day of each calendar month shall be payable on the first Business Day of the next succeeding month, commencing on the first such date to occur after the Conversion Date; provided that all such fees shall be payable on the date on which the Exit Revolving Commitments terminate and any such fees accruing after the date on which the Exit Revolving Commitments terminate shall be payable on demand.